Exhibit 99.1

News Release

Brookfield TO COMMENCE DEVELOPMENT OF

BROOKFIELD PLACE TOWER 2 IN PERTH

Deloitte and Corrs Chambers Westgarth to anchor new 34,000 square meter premier office tower

Perth – 17 June 2013 – Brookfield Office Properties Inc. (NYSE, TSX: BPO) (“Brookfield”) today announced that is commencing construction of the second tower at Brookfield Place Perth.

Tenant pre-commitments for approximately 40% of the 16-level, 34,000-square-meter (366,000 square feet) premium-grade office tower include professional services firms Deloitte and Corrs Chambers Westgarth, as well as Brookfield Multiplex.

Kurt Wilkinson, President and Chief Operating Officer of Brookfield’s Australian Commercial Operations, said:

“The addition of the second tower at Brookfield Place will complete a precinct aggregating approximately 120,000 square meters (more than 1,292,000 square feet) of office and high-end retail accommodation, food and beverage and service outlets to Perth’s CBD.

“We continue to attract quality tenants to Brookfield Place, and when combined with the world-class building design, extensive amenities and links to the rest of the CBD, it is the most sought-after business address in the city.”

Brookfield Place Tower 2 will have large, efficient, column-free floor plates of approximately 2,100 square meters (22,600 square feet), conference facilities, and 110 parking spaces and is targeting a 5-Star NABERS base building energy rating. The project also incorporates a sheltered upper-level walkway across Mounts Bay Road to provide greater connectivity between the Perth Bus Port, Esplanade Train Station and Perth’s City Centre.

Construction of the new office tower will be undertaken by Brookfield Multiplex and is expected to be completed late in 2015.

Brookfield Place Perth is emerging as the pre-eminent commercial precinct in Australia with premium office space, sophisticated restaurants, retail space as well as arts and cultural events for the public.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 109 properties totalling 7.5 million square meters (81 million square feet) in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

About Brookfield Place Perth

Brookfield Place Perth is one of Australia’s most significant commercial developments. Located in the heart of Perth’s CBD, the development’s centrepiece is a 45-level office tower incorporating the latest in workplace design over 75,000 square meters (807,300 square feet) of which BHP Billiton is the anchor tenant. Brookfield Place Perth provides new civic space in Perth’s CBD through a unique heritage retail area, offering a variety of food and beverage options in some of the city’s most important sympathetically restored historical buildings The addition of the second tower at Brookfield Place will aggregate approximately 120,000 square meters (more than 1,292,000 square feet) of office space and high-end retail, food and beverage and service outlets to Perth’s CBD. Brookfield Place is fully owned, managed and built by Brookfield and its subsidiaries. For more information, visit www.brookfieldplaceperth.com

For more information, please contact:

Media Contact: Kerrie Muskens

Head of Marketing and Communications

+61 2 9322 2753

+61 (0) 410 535 250

kerrie.muskens@au.brookfield.com

Investor Contact: Matt Cherry

Director, Investor Relations and Communications

+0011 1 (212) 417-7488

matthew.cherry@brookfield.com

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